Filed by TPG Pace Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TPG Pace Holdings Corp.

Commission File No.: 001-38136

Date: June 13, 2019

June 13, 2019

On June 13, Andy Rubenstein, Co-Founder and CEO of Accel Entertainment, Inc. (“Accel”) sent the following email to shareholders of Accel:

Accel Investors,

I wanted to share with you some important and exciting news about Accel.

Today Accel is announcing that we have taken the initial steps toward becoming a publicly traded company, with the goal of being listed on the New York Stock Exchange (NYSE) by late third quarter 2019. To move forward with becoming a public company we will be combining with TPG Pace Holding Corp. (“TPG Pace”), a well-funded publicly listed company affiliated with TPG that has no actual business operations but has raised money to invest in an attractive company like ours. As consideration for their shares, all Accel shareholders will be receiving consideration valued at $177 per share.

As you are well aware, Accel is the leading terminal operator in the United States. With the recent change in views in casino states toward video gaming, we have an opportunity to extend our leadership beyond Illinois. This strategic decision to go public further helps us accomplish these goals and gives us additional financial strength to confidently execute our business plan. With this opportunity, Accel will become the only pure-play gaming-as-a-service company in the public markets.

Accel shareholders will receive a right to elect consideration in the form of cash and common stock of TPG Pace. Accel’s founders and management team – including myself – have agreed to elect at least 80% of our consideration in the form of common stock of TPG Pace, as we strongly believe in this transaction. Accel shareholders who receive greater than 30% of their consideration as shares of TPG Pace common stock will also receive their pro rata portion of 2.4 million warrants and 3.0 million earnout shares exercisable for TPG Pace common stock, with such pro rata portion based on the amount of shares received above such 30% threshold. The earnout shares will be exercisable upon the achievement of certain EBITDA or stock price thresholds of TPG Pace.

The TPG Pace Group is an affiliate of TPG, a leading global alternative asset firm with more than $104 billion in assets under management. For more information, visit www.tpg.com.

Over the past few months we have been working very closely with TPG Pace Group and have been impressed with their knowledge and track record of helping companies, like ours, further their growth plans. I am very confident that TPG has the appropriate people, resources and expertise to well position us for future success.

In short, this transaction is about growth and taking Accel to the next level. But doing so on our terms. With our people, our culture and our business plan. We believe with favorable industry tailwinds, a superior financial model, multiple ways to grow and an attractive fundamental valuation, Accel will be positioned to deliver significant returns through a combination of earnings growth, cash flow and expansion as a result of this transaction.

As far as the management team of Accel, there will be no changes – I look forward to continuing to serve as Accel’s CEO for many years to come.

I hope you share in our excitement about the future of Accel as a public company. We will continue to keep you informed as we work towards the transaction close in late third quarter of this year – and there’s a lot of work to be done between now and then – but in the meantime should you have any questions, please do not hesitate to call or email.

As always, we appreciate your support as we begin another chapter of the Accel success story.

Andy

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Additional Information and Where to Find It

In connection with the proposed business combination, TPG Pace intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus with respect to the securities to be issued in connection with the transactions contemplated by the proposed business combination. The definitive Registration Statement will contain important information about the transactions contemplated by the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF TPG PACE AND ACCEL ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

Participants in the Solicitation

TPG Pace, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TPG Pace’s shareholders in connection with the proposed business combination. Information about TPG Pace’s directors and executive officers is set forth in TPG Pace’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TPG Pace shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that TPG Pace intends to file with the SEC.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TPG Pace, Accel or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that Accel or TPG Pace may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the final prospectus of TPG Pace, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by TPG Pace. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TPG Pace and Accel undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Cayman Islands.